UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1 rue Hildegard Von Bingen

L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Six Months Ended June 30, 2020

PART I - OTHER INFORMATION	35
LEGAL PROCEEDINGS	35
RISK FACTORS	35

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2020

3

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and June 30, 2020
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	June 30,
		2019	2020
		(audited)	(unaudited)
NON-CURRENT ASSETS		765,839	602,715

Intangible assets		160,041	115,629
Goodwill		119,902	98,229
Right-of-use assets		181,564	124,363
Property, plant and equipment		116,893	89,043
Non-current financial assets		82,158	73,919
Trade and other receivables	10	22,124	16,635
Other non-current financial assets	10	54,652	41,093
Derivative financial instruments	11	5,382	16,191
Other taxes receivable		5,650	4,638
Deferred tax assets		99,631	96,894

CURRENT ASSETS		538,772	559,160

Trade and other receivables		388,308	310,157
Trade and other receivables	10	359,599	282,832
Current income tax receivable		28,709	27,325
Derivative financial instruments	11	-	1,405
Other taxes receivable		24,664	39,221
Other current financial assets	10	1,094	1,183
Cash and cash equivalents	10	124,706	207,194

TOTAL ASSETS		1,304,611	1,161,875

The accompanying notes are an integral part of the interim condensed consolidated financial information.

4

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and June 30, 2020
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31, 2020	June 30, 2020
		(audited)	(unaudited)
TOTAL EQUITY		207,020	89,254
EQUITY ATTRIBUTABLE TO:
OWNERS OF THE PARENT COMPANY		207,020	89,254

Share capital	9	49	49
Share premium		619,461	613,647
Treasury shares	9	(19,319)	(11,593)
Retained losses		(127,070)	(156,011)
Translation differences		(271,273)	(317,998)
Cash flow/net investment hedge		(8,872)	(51,471)
Stock-based compensation		14,044	12,631

NON-CURRENT LIABILITIES		718,989	655,491

Deferred tax liabilities		20,378	14,282
Debt with third parties	11	633,498	586,092
Derivative financial instruments	11	2,289	4,812
Provisions and contingencies	12	48,326	39,715
Non-trade payables		11,744	8,699
Other taxes payable		2,754	1,891

CURRENT LIABILITIES		378,602	417,130

Debt with third parties	11	87,117	147,034
Derivative financial instruments	12	167	-
Trade and other payables		272,547	247,501
Trade payables		71,676	68,215
Income tax payables		12,671	15,005
Other taxes payables		93,765	91,762
Other non-trade payables		94,435	72,519
Provisions and contingencies	12	18,771	22,595
TOTAL EQUITY AND LIABILITIES		1,304,611	1,161,875

The accompanying notes are an integral part of the interim condensed consolidated financial information.

5

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2019	2020	2019	2020
		(unaudited)		(unaudited)
Revenue		441,123	314,543	877,827	689,950
Other operating income		730	1,096	1,369	1,962
Other gains and own work capitalized		91	-	95	5
Operating expenses:
Supplies		(15,059)	(15,981)	(31,882)	(32,701)
Employee benefit expenses		(334,747)	(244,995)	(674,040)	(533,979)
Depreciation		(19,878)	(17,826)	(41,678)	(37,591)
Amortization		(13,344)	(10,890)	(26,868)	(22,579)
Changes in trade provisions		(1,471)	(1,403)	(1,474)	(1,940)
Other operating expenses		(48,113)	(31,055)	(87,299)	(60,322)
OPERATING PROFIT		9,332	(6,511)	16,050	2,805

Finance income		2,056	8,563	4,446	11,003
Finance costs		(19,720)	(16,963)	(37,858)	(32,823)
Net foreign exchange loss		(1,392)	(5,788)	(2,987)	(9,276)
NET FINANCE EXPENSE		(19,056)	(14,188)	(36,399)	(31,096)
LOSS BEFORE INCOME TAX		(9,724)	(20,699)	(20,349)	(28,291)
Income tax benefit/(expense)	13	3,101	2,362	(31,885)	2,527
LOSS FOR THE PERIOD		(6,623)	(18,337)	(52,234)	(25,764)
(LOSS)/PROFIT ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(6,872)	(18,337)	(52,847)	(25,764)
NON-CONTROLLING INTEREST		249	-	613	-
LOSS FOR THE PERIOD		(6,623)	(18,337)	(52,234)	(25,764)
LOSS PER SHARE:
Basic loss per share (in U.S. dollars)	14	(0.47)	(1.30)	(3.58)	(1.82)
Diluted loss per share (in U.S. dollars)	14	(0.47)	(1.30)	(3.58)	(1.82)

The accompanying notes are an integral part of the interim condensed consolidated financial information.

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ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the six months ended June 30, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Loss for the period	(6,623)	(18,337)	(52,234)	(25,764)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investment hedge	(4,164)	738	(8,003)	17,462
Exchange differences on translation of foreign operations	1,673	(13,021)	1,673	(60,061)
Translation differences	(20,486)	22,422	(6,981)	(46,725)
Other comprehensive income/(loss)	(22,977)	10,139	(13,311)	(89,324)
Total comprehensive income/(loss)	(29,600)	(8,198)	(65,545)	(115,088)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(29,047)	(8,198)	(65,356)	(115,088)
Non-controlling interest	(553)	-	(189)	-
Total comprehensive income/(loss)	(29,600)	(8,198)	(65,545)	(115,088)

The accompanying notes are an integral part of the interim condensed consolidated financial information.

7

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)
	Share capital	Share premium	Treasury Shares	Reserve for acquisition of non-controlling interest	Others Reserve	Retained losses	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2019	49	615,288	(8,178)	(23,531)	-	(16,325)	(257,121)	8,404	12,966	331,551	8,541	340,091
Comprehensive income/(loss) for the period	-	-	-	-	-	(52,847)	(6,179)	(6,330)	-	(65,356)	(189)	(65,545)
Loss for the period	-	-	-	-	-	(52,847)	-	-	-	(52,847)	613	(52,234)
Other comprehensive income/(loss), net of taxes	-	-	-	-	-	-	(6,179)	(6,330)	-	(12,509)	(802)	(13,311)
Dividends	-	-	-	-	-	-	-	-	-	-	(797)	(797)
Acquicition of non-nontrolling interest	-	-	-	23,531	(6,083)	-	-	-	-	17,448	-	17,448
Stock-based compensation	-	4,173	-	-	-	-	-	-	(2,865)	1,308	-	1,308
Acquisition of treasury shares	-	-	(516)	-	-	-	-	-	-	(516)	-	(516)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	(7,555)	(7,555)
Balance at June 30, 2019 (*)	49	619,461	(8,694)	-	(6,083)	(69,172)	(263,301)	2,074	10,101	284,434	-	284,434

	Share capital	Share premium	Treasury Shares	Retained losses	Translation differences	Cash flow/net investment hedge	Stock-based compensation	Total owners of the parent company	Total equity
Balance at January 1, 2020	49	619,461	(19,319)	(127,070)	(271,273)	(8,872)	14,044	207,020	207,020
Comprehensive income/(loss) for the period	-	-	-	(25,764)	(46,725)	(42,599)	-	(115,088)	(115,088)
Loss for the period	-	-	-	(25,764)	-	-	-	(25,764)	(25,764)
Other comprehensive income/(loss), net of taxes	-	-	-	-	(46,725)	(42,599)	-	(89,324)	(89,324)
Stock-based compensation	-	-	-	-	-	-	1,080	1,080	1,080
Shares delivered	-	(5,781)	8,274	-	-	-	(2,493)	-	-
Acquisition of treasury shares	-	(33)	(548)	-	-	-	-	(581)	(581)
Monetary correction caused by hyperinflation	-	-	-	(3,177)	-	-	-	(3,177)	(3,177)
Balance at June 30, 2020 (*)	49	613,647	(11,593)	(156,011)	(317,998)	(51,471)	12,631	89,254	89,254

(*) unaudited
The accompanying notes are an integral part of the interim condensed consolidated financial information.

8

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2019 and 2020
(In thousands of U.S. dollars, unless otherwise indicated)

	For the six months ended June 30,
	2019	2020
	(unaudited)
Operating activities
Loss before income tax	(20,349)	(28,291)
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	68,546	60,170
Changes in trade provisions	1,474	1,940
Share-based payment expense	2,088	1,080
Change in provisions	21,550	16,432
Grants released to income	(420)	(338)
Losses on disposal of property, plant and equipment	131	209
Losses on disposal of financial assets	(2)	-
Finance income	(4,446)	(11,003)
Finance costs	37,858	32,823
Net foreign exchange differences	2,987	9,276
Changes in other (gains)/losses and own work capitalized	2,108	(412)
	131,874	110,177
Changes in working capital:
Changes in trade and other receivables	(105,175)	(9,829)
Changes in trade and other payables	33,365	32,579
Other assets/(payables)	3,544	(21,775)
	(68,266)	975

Interest paid	(23,222)	(21,954)
Interest received	260	10,067
Income tax paid	(14,415)	(7,512)
Other payments	(19,150)	(5,738)
	(56,527)	(25,137)
Net cash flows (used in)/from operating activities	(13,268)	57,724
Investing activities
Payments for acquisition of intangible assets	(15,681)	(3,602)
Payments for acquisition of property, plant and equipment	(6,486)	(14,764)
Acquisition of subsidiaries, net of cash acquired	(14,884)	-
Payments for financial instruments	(1,055)	(259)
Disposals of property, plant and equipment	48	-
Net cash flows used in investing activities	(38,058)	(18,625)
Financing activities
Proceeds from borrowing from third parties	150,342	100,479
Repayment of borrowing from third parties	(86,283)	(23,272)
Payments of lease liabilities	(29,706)	(19,411)
Acquisition of treasury shares	(516)	(548)
Net cash flows provided by financing activities	33,837	57,248
Net (decrease)/increase in cash and cash equivalents	(17,489)	96,347
Foreign exchange differences	588	(13,859)
Cash and cash equivalents at beginning of period	133,526	124,706
Cash and cash equivalents at end of period	116,625	207,194

The accompanying notes are an integral part of the interim condensed consolidated financial information.

9

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2020

1. ACTIVITY OF ATENTO S.A. AND CORPORATE INFORMATION

(a) Description of business

Atento S.A. (the “Company”) and its subsidiaries (“Atento Group”) offer customer relationship management services to their clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

In 2019, the registered office of the Company has been moved to 1, Rue Hildegard Von Bingen, L-1282, Luxembourg, Grand Duchy of Luxembourg.

The majority direct shareholders of the Company are Mezzanine Partners II Offshore Lux Sarl II, Mezzanine Partners II Onshore Lux Sarl II, Mezzanine Partners II Institutional Lux Sarl II, Mezzanine Partners II AP LUX SARL II, Chesham Investment Pte Ltd. and Taheebo Holdings LLC

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares are traded on NYSE under the symbol “ATTO”.

The interim condensed consolidated financial information was approved by the Board of Directors on July 29, 2020.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) our clients generally spending less in the first quarter of the year after the year -end holiday season, (ii) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients which are usually incurred in the first quarter of the year, and (iii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate which are generally implemented at the beginning of the first quarter of each year, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the first quarter. We have also found that growth in our revenue increases in the last quarter of the year, especially in November and December, as the year-end holiday season begins and we have an increase in business activity resulting from the handling of holiday season promotions offered by our clients. These seasonal effects also cause differences in revenue and expenses among the various quarters of any year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual operating results.

10

2. BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The interim condensed consolidated financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not have all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2019. The interim condensed consolidated financial information have been prepared on a historical costs basis, with the exception of derivative financial instruments and financial liability related to the option for acquisition of non-controlling interest, which have been measured at fair value. The interim condensed consolidated financial information is for the Atento Group.

The figures in this interim condensed consolidated financial information is expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

3. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim condensed consolidated financial information as of June 30, 2020 in relation to those presented in the annual financial statements for the year ended December 31, 2019.

a)	Critical accounting estimates and assumptions

The preparation of the interim condensed consolidated financial information under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim condensed consolidated financial information required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim condensed consolidated statements of operations.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follow:

Impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated financial statements for the year ended December 31, 2019. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

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Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim condensed consolidated financial information.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest and exchange rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

Update On COVID-19

The estimates and assumptions included in the financial statements include our assessment of potential impacts arising from the COVID-19 pandemic that may affect the amounts reported and the accompanying notes. To-date,  no significant impacts on our collection experience and expected credit losses have been noted and we do not currently anticipate any material impairments of our long-lived assets or of our indefinite-lived intangible assets as a result of the COVID-19 pandemic. We will continue to monitor the impacts and will prospectively revise our estimates as appropriate.

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b)	Standards issued but not yet effective

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

4. MANAGEMENT OF FINANCIAL RISK

4.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's results of operations. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

This unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s consolidated financial statements as of and for the year ended December 31, 2019. For the six months ended June 30, 2020 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates.

Atento Group’s finance costs are exposed to fluctuation in interest rates. On June 30, 2020, 0.1% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), while on December 31, 2019 this amount was 0.2%. In both 2019 and 2020, the exposure was to the Brazilian CDI rate and the TJLP (Brazilian Long-Term Interest Rate).

The Atento Group’s policy is to monitor the exposure to interest at risk. As of June 30, 2020, there were no outstanding interest rate hedging instruments.

Foreign Currency Risk

Our foreign currency risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our presentation currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

The main source of our foreign currency risk is related to the Senior Secured Notes due 2022 denominated in U.S. dollars. Upon issuance of the Notes, we entered into cross-currency swaps pursuant to which we exchange an amount of U.S. dollars for a fixed amount of Euro, Mexican Pesos, Peruvian Soles and Brazilian Reais. The total amount of interest (coupon) payments are covered (until maturity date). The principal portion that was originally covered until August 2020 was unwound in March 2020.

As of June 30,2020, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled a net asset of 11,379 thousand U.S. dollars (net asset of 3,093 thousand U.S. dollars, as of December 31, 2019).

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Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Accordingly, the Atento Group’s commercial credit risk management approach is based on continuous monitoring of the risks assumed and the financial resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of business plans in the course of their regular business.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of its financial assets. The Atento Group holds no guarantees as collection insurance.

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the notes do impose limitations of the distributions on dividends, payments or distributions to shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these interim condensed consolidated financial information, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

4.2 Fair value estimation

a)	Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.
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b)	Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.
c)	Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2019 and June 30, 2020 are classified as Level 2. No transfers were carried out between the different levels during the period.

5. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the six months ended June 30, 2019 and 2020 (in thousand U.S. dollars):

For the six months ended June 30, 2019
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	48,164	196,686	303,395	-	548,245
Sales to Telefónica Group	75,138	127,900	124,177	-	327,215
Sales to other group companies	7	8,923	1,108	(7,671)	2,367
Other operating income and expense	(114,124)	(304,901)	(382,407)	8,201	(793,231)
EBITDA	9,185	28,608	46,273	530	84,596
Depreciation and amortization	(6,561)	(24,549)	(37,295)	(141)	(68,546)
Operating profit/(loss)	2,624	4,059	8,978	389	16,050
Financial results	(822)	(9,540)	(20,835)	(5,202)	(36,399)
Income tax	(1,597)	(1,756)	2,997	(31,530)	(31,885)
Profit/(loss) for the period	204	(7,237)	(8,860)	(36,342)	(52,234)
EBITDA	9,184	28,608	46,273	530	84,596
Shared services expenses	2,628	4,091	8,030	(14,749)	-
Adjusted EBITDA (unaudited)	11,812	32,699	54,303	(14,218)	84,596
Capital expenditure	1,926	5,915	13,323	-	21,164
Intangible, Goodwill and PP&E (as of December 31, 2019)	48,712	186,111	342,954	623	578,400
Allocated assets (as of December 31, 2019)	388,416	557,822	711,563	(353,190)	1,304,611
Allocated liabilities (as of December 31, 2019)	139,834	294,227	577,009	86,521	1,097,591

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For the six months ended June 30, 2020
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	51,368	178,487	240,214	(1)	470,068
Sales to Telefónica Group	56,606	95,583	66,394	-	218,583
Sales to other group companies	5	3,236	657	(2,599)	1,299
Other operating income and expense	(106,268)	(254,518)	(277,486)	11,297	(626,975)
EBITDA	1,711	22,788	29,779	8,697	62,975
Depreciation and amortization	(5,869)	(22,297)	(31,865)	(139)	(60,170)
Operating profit/(loss)	(4,158)	491	(2,086)	8,558	2,805
Financial results	(483)	(4,845)	(21,586)	(4,182)	(31,096)
Income tax	716	(2,788)	7,451	(2,852)	2,527
Profit/(loss) for the period	(3,925)	(7,142)	(16,221)	1,524	(25,764)
EBITDA	1,711	22,788	29,779	8,697	62,975
Shared services expenses	1,760	5,407	5,208	(12,375)	-
Adjusted EBITDA (unaudited)	3,471	28,195	34,987	(3,678)	62,975
Capital expenditure	1,271	4,148	7,252	1	12,672
Intangible, Goodwill and PP&E (as of June 30, 2020)	43,794	150,046	232,930	494	427,264
Allocated assets (as of June 30, 2020)	377,634	521,300	560,476	(297,535)	1,161,875
Allocated liabilities (as of June 30, 2020)	132,791	280,691	476,192	182,947	1,072,621

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

6. INTANGIBLE ASSETS

The main changes in intangible assets between the six-month period ended June 30, 2020 and the year ended December 31, 2019 are related to amortization of period and the negative impact of exchange variance.

7. GOODWILL

The variations of amounts related to the period ended December 31, 2019 and June 30, 2020 are related to exchange variance, mainly due to Brazilian Real and Argentine Peso against the U.S. dollar.

8. PROPERTY, PLANT AND EQUIPMENT (PP&E)

The variations of amounts related to the period ended December 31, 2019 and June 30, 2020 are related mainly to negative impact of exchange variance, due to Brazilian Real and Argentine Peso devaluation against the U.S dollar.

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9. Equity

Share capital

As of June 30, 2020, share capital stood at 49 thousand U.S dollars, equivalent to €33,979 (49 thousand U.S. dollars - €33,979 as December 31, 2019), divided into 75,406,357 shares (75,406,357 shares in December 31, 2019). Mezzanine Partners II; Onshore Lux Sarl II owns 8,412%; Mezzanine Partners II Offshore Lux Sarl II owns 14,462%; Chesham Investment Pte Ltd owns 21,854%, Taheebo Holdings LLC owns 14,869% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

On January 2, 2020, the Company vested the total of 1,305,065 TRSUs, issued by treasury shares, with an impact in share premium of 5,814 thousand of U.S. dollars.

Treasury shares

In 2019, Atento S.A. repurchased 4,425,499 shares at a cost of 11,141 thousand of U.S. dollars and an average price of $2.52, totalizing 5,531,657 shares in treasury.

As a result of the vesting of 1,305,065 TRSUs, Atento S.A. had 4,226,592 shares in treasury.

During the second quarter of 2020, Atento S.A. repurchased 450,418 shares at a cost of 548 thousand of U.S. dollars and an average price of $1.22, totalizing 4,677,010 shares in treasury at the end of June 2020.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2019 and June 30, 2020, no legal reserve had been established, mainly due to the losses incurred by Atento S.A. On February 26, 2020, the Board of Directors has proposed the allocation to legal reserve of the amount of sixty-seven with forty-seven cents Euros (EUR 67.47).

Hedge accounting effects

As discussed on Note 11, on January 1, 2019 Atento formalized at a meeting of the “Board of Directors”, which took place on December 20, 2018, its intention to renew the loan agreement between Atento Luxco 1 and Atento Brasil on its maturities per indefinite time and designate it as permanent in equity, as the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-BRL exchange rate are recorded in equity as part of other comprehensive income.

At the same time the, on January 1, 2019, the Cross-Currency Swap USD BRL was designated as a net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Therefore, changes in fair value related to the USD-BRL Cross-Currency Swap are recorded in equity as part of other comprehensive income.

Also, on January 1, 2020 the Company decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes in fair value related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars).

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Stock-based compensation

a) Description of share-based payment arrangements

The 2017 Plan

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries:

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•       Grant date: July 3, 2017

•       Amount: 886,187 RSUs

•        Vesting period: 100% of the RSUs vest on January 2, 2020

•        There are no other vesting conditions

The 2018 Plan

On July 2, 2018, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.	Time Restricted Stock Units (“RSUs”) (equity settled)

•      Grant date: July 2, 2018

•      Amount: 1,065,220 RSUs

•      Vesting period: 100% of the RSUs vests on January 4, 2021

•      There are no other vesting conditions

The 2019 Plan – Board and Extraordinary

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•      Grant date: March 1, 2019

•       Amount: 109,785 and 704,057 RSUs

•       Vesting period: 100% of the RSUs vests on January 2, 2020

•      There are no other vesting conditions

The 5 Years Plan

On March 1, 2019, Atento granted a new share-based payment arrangement to Board directors (a total of 238,663 RSUs) in a one-time award with a five-year vesting period of 20% each year.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•      Grant date: March 1, 2019

•      Amount: 238,663 RSUs

•      Vesting period: 20% of the RSUs each year beginning on January 2, 2020 and last vested on January 4, 2024.

•        There are no other vesting conditions

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The 2019 Plan

On June 3, 2019, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•      Grant date: June 3, 2019

•      Amount: 2,560,666 RSUs

•      Vesting period: 100% of the RSUs vests on January 3, 2022

•      There are no other vesting conditions

As of January 2, 2020, a total of 1,305,065 TRSUs vested, which is composed of 443,490 RSUs of the 2017 Plan granted on July 3, 2017, 109,785 RSUs of the Board of directors Plan granted on March 1, 2019, 704,057 RSUs of the Board and Extraordinary Plan granted on March 1, 2019 and 47,733 RSUs of the 20% of the 5 Years Plan granted on March 1, 2019.

The 2020 Plan – Board and Extraordinary

On March 2, 2020, Atento granted a new share-based payment arrangement to Board directors and an Extraordinary Grant for a total in a one-time award with a one-year vesting period.

1.	Time Restricted Stock Units (“RSU”) (equity settled)

•      Grant date: March 2, 2020

•      Amount: 153,846 and 16,722 RSUs

•      Vesting period: 100% of the RSUs vests on January 4, 2021

•      There are no other vesting conditions

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

The inputs used in the measurement of the fair values at the grant date of the 2020 Plan – Board and Extraordinary are presented below:

The 2020 Plan – Board and Extraordinary

	Time RSU	Comments

Variable
Stock price (USD)	2.99	Stock price of Atento S.A. in USD at grant date March 2, 2020
Strike price (USD)	0.01	For valuation purposes set to 0.01
Time (years)	1	Time to vest as per the contract

The Time RSU reflects the fact that 100% of the Time RSUs will vest on January 4, 2021.

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c) Outstanding RSUs

As of June 30, 2020, there are 556,190 Time RSUs outstanding related to 2018 Grant, 190,930 Time RSUs outstanding related to 2019 – Plan 5Y Grant, 2,170,957 Time RSUs outstanding related to 2019 Grant and 170,568 Time RSUs outstanding related to 2020 Board and Extraordinary Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

The 2017 Plan	Time RSU
Outstanding December 31, 2019	443,490
Vested	(443,490)
Outstanding June 30, 2020	-

The 2018 Plan	Time RSU
Outstanding December 31, 2019	647,215
Forfeited (*)	(91,025)
Outstanding June 30, 2020	556,190

The 2019 Plan – Board and Extraordinary	Time RSU
Outstanding December 31, 2019	813,842
Vested	(813,842)
Outstanding June 30, 2020	-

The 2019 Plan – 5 Years	Time RSU
Outstanding December 31, 2019	238,663
Vested	(47,733)
Outstanding June 30, 2020	190,930

The 2019 Plan	Time RSU
Outstanding December 31, 2019	2,622,843
Forfeited (*)	(451,886)
Outstanding June 30, 2020	2,170,957

The 2020 Plan – Board and Extraordinary	Time RSU
Granted March 2, 2020	170,568
Forfeited (*)	-
Outstanding June 30, 2020	170,568

(*) RSUs are forfeited during the year due to employees failing to satisfy the service conditions.

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d) Impacts in Profit or Loss

In the six months ended June 30, 2020, 1,489 thousand U.S. dollars related to stock-based compensation and the related social charges were recorded as employee benefit expenses.

10. FINANCIAL ASSETS

As of December 31, 2019 and June 30, 2020 all the financial assets of the Company are classified as amortized cost. As of December 31, 2019 and June 30, 2020, the BRL/USD Cross Currency Swap was also designated as Net Investment Hedge.

Credit risk arises from the possibility that the Atento Group might not recover its financial assets at the amounts recognized and in the established terms. Atento Group Management considers that the carrying amount of financial assets is similar to the fair value.

As of June 30, 2020, Atento Teleservicios España S.A., Atento Chile S.A., Teleatento del Perú S.A.C, Atento Brasil S.A. and Atento Mexico have entered into factoring agreements without recourse, anticipating an amount of 70,428 thousand U.S. dollars, receiving cash net of discount, the related trade receivables were realized and interest expenses were recognized in the statement of operations.

Details of other financial assets as of December 31, 2019 and June 30, 2020 are as follow:

	Thousands of U.S. dollars
	12/31/2019	06/30/2020
	(audited)	(unaudited)

Other non-current receivables (*)	9,457	8,721
Non-current guarantees and deposits	45,195	32,372
Total non-current	54,652	41,093
Other current receivables	76	6
Current guarantees and deposits	1,018	1,177
Total current	1,094	1,183
Total	55,746	42,276

(*) “Other non-current receivables” as of December 31, 2019 and June 30, 2020 primarily comprise a loan granted by the subsidiary RBrasil to third parties. The effective annual interest rate is CDI + 3.75% p.a., maturity in five years beginning on May 4, 2017, when the value of the loan will be amortized in a single installment.

The breakdown of “Trade and other receivables” as of December 31, 2019 and June 30, 2020 is as follow:

	Thousands of U.S. dollars
	12/31/2019	06/30/2020
	(audited)	(unaudited)
Non-current trade receivables	6,321	4,965
Other non-financial assets (*)	15,803	11,670
Total non-current	22,124	16,635
Current trade receivables	334,949	258,812
Other receivables	5,953	4,823
Prepayments	12,675	13,510
Personnel	6,022	5,687
Total current	359,599	282,832
Total	381,723	299,467

(*) “Other non-financial assets” as of June 30, 2020 primarily comprise tax credits with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil S.A.

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For the purpose of the interim condensed consolidated financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2019	06/30/2020
	(audited)	(unaudited)
Deposits held at call	96,978	119,381
Short-term financial investments	27,728	87,813
Total	124,706	207,194

“Short-term financial investments” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

11. FINANCIAL LIABILITIES

Details of debt with third parties as of December 31, 2019 and June 30, 2020 are as follow:

	Thousands of U.S. dollars
	12/31/2019	6/30/2020
	(audited)	(unaudited)
Senior Secured Notes	490,012	491,883
Bank Borrowing	748	3,227
Lease Liabilities	142,738	90,982
Total non-current	633,498	586,092
Senior Secured Notes	11,910	11,910
Super Senior Credit Facility	-	50,704
Bank Borrowing	23,180	40,725
Lease Liabilities	52,027	43,695
Total current	87,117	147,034
TOTAL DEBT WITH THIRD PARTIES	720,615	733,126

Senior Secured Notes

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due in August 2022. The 2022 Senior Secured Notes are guaranteed on a senior secured basis by certain of Atento’s wholly owned subsidiaries. The issuance costs of 11,979 thousand U.S. dollars related to this new issuance are recorded at amortized cost using the effective interest method.

On April 4, 2019, Atento Luxco 1 S.A., closed an offering of an additional $100.0 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Additional Notes"). The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued $400.0 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 (the "Existing Notes"). The Additional Notes and the Existing Notes are treated as the same series for all purposes under the indenture and collateral agreements, each as amended and supplemented, that govern the Existing Notes and the Additional Notes.

The terms of the Indenture governing the 2022 Senior Secured Notes, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of June 30, 2020, we were in compliance with these covenants. The outstanding amount at June 30, 2020 is 503,793 thousand U.S. dollars.

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All interest payments are made on a half yearly basis.

The fair value of /the Senior Secured Notes, calculated on the basis of their quoted price on June 30, 2020, is 412,706 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is Level 1 as the fair value is based on the quoted market price at the reporting date.

Details of the corresponding debt at each reporting date are as follows:

		Thousands of U.S. dollars
		2019			2020
Maturity	Currency	Principal	Accrued interests	Total debt	Principal	Accrued interests	Total debt
2022	U.S. dollar	490,012	11,910	501,922	491,883	11,910	503,793

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social - BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 109,700 thousand U.S. dollars as of each disbursement date.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

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•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”.

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”.

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	11,100	5,480	7,672	548	-	24,800
April 16, 2014	4,714	2,357	3,300	236	-	10,607
July 16, 2014	-	-	-	-	270	270
August 13, 2014	27,584	3,013	4,430	477	-	35,504
Subtotal 2014	43,398	10,850	15,402	1,261	270	71,181
March 26, 2015	5,753	1,438	2,042	167	-	9,400
April 17, 2015	12,022	3,006	4,266	349	-	19,643
December 21, 2015	7,250	1,807	-	-	177	9,234
Subtotal 2015	25,025	6,251	6,308	516	177	38,277
October 27, 2016	-	-	-	-	242	242
Subtotal 2016	-	-	-	-	242	242
TOTAL	68,423	17,101	21,710	1,777	689	109,700

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

This facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility. As of December 31, 2019, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 4,232 thousand U.S. dollars as of March 31, 2020. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment was due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. On November 24, 2017, 6,500 thousand Brazilian Reais (equivalent to 1,993 thousand U.S. dollars) were released under this facility.

As of June 30, 2020, the outstanding amount under BNDES Credit Facility was 702 thousand U.S. dollars.

The fair value as of June 30, 2020 calculated based on discounted cash flow is 673 thousand U.S. dollars.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian Reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately 14,609 thousand U.S. dollars as of June 30, 2020. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matures every 180 days and has been renewed on a regular basis. On April 07, 2020, we paid the full outstanding amount of 45,063 thousand Brazilian Reais, equivalent to 8,229 thousand U.S. dollars as of June 30, 2020, and the “2017 Santander Bank Credit Certificate” was terminated by mutual agreement between the parties.

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On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelvemonth period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters.

On March 25, 2020, Atento Luxco 1 S.A. withdrew the full amount of 50,000 thousand U.S. dollars maturing on September 21, 2020 with an annual interest rate of Libor + 4.25%.

As of June 30, 2020, we were in compliance with this covenant and the outstanding amount under this facility was 50,704 thousand U.S. dollars.

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On March 13, 2019, Atento Brasil S.A. entered into a financing agreement with Banco Santander Brasil S.A. (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 23,254 thousand Brazilian Reais, maturing on March 9, 2020, with an annual interest rate of 8.9% per annum. The total outstanding balance was paid on the due date.

On August 13, 2019, Atento Brasil S.A. entered into an overdraft credit line agreement with Banco do Brasil for an amount of 30,000 thousand Brazilian Reais, with maturity every six months, with an annual interest rate of CDI plus 2.127% per annum. On February 27, 2020, the amount of the agreement was increased up to 40,000 thousand Brazilian Reais, with an annual interest rate of CDI plus 5.50% per annum, with next maturity date on July 27, 2020. As of June 30, 2020, the outstanding balance was 7,306 thousand U.S. dollars.

On August 20, 2019, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,766 thousand Euros maturing on February 18, 2020 with an annual interest rate of 1.25%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.80% over 35,000 thousand Brazilian Reais. The total outstanding balance was paid on the due date.

On February 14, 2020, Atento Brasil S.A. entered into a loan agreement with Banco ABC Brasil for an amount of 7,402 thousand Euros maturing on August 13, 2020 with an annual interest rate of 1.49%. In connection with the loan, Atento Brasil S.A. entered into a swap agreement through which it receives fixed interest rates in EURO, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interbank Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 1.95% over 35,000 thousand Brazilian Reais. As of June 30, 2020, the outstanding balance was 6,923 thousand U.S. dollars considering the swap adjustment.

On February 20, 2020, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Itaú for an amount of 35,217 thousand Brazilian Reais, maturing on May 20, 2020 with an annual interest rate of CDI plus 1.95% per annum. The total outstanding balance was paid on the due date.

On March 13, 2020, Atento Brasil S.A. entered into a financing agreement with Banco Itaú (“Risco Sacado”) for the annual Microsoft software licenses, for an amount of 24,499 thousand Brazilian Reais, maturing on April 1, 2021, with an annual interest rate of 7.2%. As of June 30, 2020, the outstanding balance was 4,474 thousand U.S. dollars.

On April 06, 2020, Atento Brasil S.A. entered into a loan agreement with Banco Santander for an amount of 110,000 thousand Brazilian Reais, maturing on April 06, 2021 with an annual interest rate of CDI plus 4.96% per annum. As of June 30, 2020, the outstanding balance was 20,314 thousand U.S. dollars.

On May 12, 2020, Atento Peru entered a loan agreement with Scotiabank Peru, under the government financing program related to Covid-19 (Reactiva Peru), for an aggregate principal amount of 10,000 thousand Peruvian Soles, with an annual interest rate of 1.0% per annum. This facility should be repaid in 36 months. The first payment will be due on May 12, 2021 and the last payment will be due on May 12, 2023. As of June 2020, the outstanding balance was 2,828 thousand U.S. dollars.

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Derivatives

Details of derivative financial instruments as of December 31, 2019 and June 30, 2020 are as follows:

	Thousands of U.S. dollars
	12/31/2019		06/30/2020
	Assets	Liabilities	Assets	Liabilities

Cross currency swaps - net investment hedges	5,382	(2,289)	16,191	(4,812)
Cross currency swaps - that do not meet the criteria for hedge accounting	-	(167)	1,405	-
Total	5,382	(2,456)	17,596	(4,812)

Non-current portion	5,382	(2,289)	16,191	(4,812)
Current portion	-	(167)	1,405	-

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance cost. Thereafter, any changes in fair value was directly recognized in the statements of operations.

On April 1, 2015, the Company started a hedge accounting for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro (EUR), Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross-Currency Swaps related to exchange risk between U.S. dollars and Euro (EUR), Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL), all Cross-Currency Swaps were designated for hedge accounting as net investment hedge. On January 01, 2019, the Company started to also designate the Cross-Currency Swap between U.S. dollars and Brazilian Reais (BRL) for hedge accounting as net investment hedge.

On January 1, 2019, the Company designated the Cross-Currency Swap between U.S. dollars and Brazilian Reais for hedge accounting as net investment hedge. Prior to the date of designation of the Cross-Currency Swap, this hedging instrument was electively not designated as a hedge accounting because the change in fair value was intended to partially offset changes in the USD-BRL foreign currency component of the BRL denominated intercompany debt, which were recorded in earnings. Effective January 1, 2019, the intercompany debt was reclassified as “permanent in equity” (which assumes that the related payable is neither planned nor likely to occur in the foreseeable future, since it is in substance, a part of the entity’s net investment in that foreign operation) and, as a consequence, the changes arising from the exchange rate are recorded in other comprehensive income.

On January 1, 2020 Atento decided to assign the loan agreement between Atento Luxco 1 and Atento Mexico Holdco as permanent in equity, with its maturities to be renewed per indefinite time, since the repayment is neither planned nor likely to occur in the foreseeable future. Therefore, changes related to the USD-MXN exchange rate are now recorded in equity as part of other comprehensive income.

On February 14, 2020, Atento Brasil S.A. entered into a cross-currency swap to hedge a EURO loan of 7,402 thousand Euros at a fixed rate of 1.49% exchanged to a 35,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interbank Deposits - plus a spread of 1.95% per annum.

On June 30, 2020, details of cross-currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

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Cross-Currency Swaps - that do not quality for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI, net of taxes	Statements of operations - Finance cost
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Aug-20	EUR	BRL	7,402	8,330	(6,924)	-	-	-
					8,330	(6,924)	-	-	-

Derivative financial instrument - asset					1,405

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value asset	Fair value liability	Other comprehensive income	Change in OCI	Statements of operations - Finance cost
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)

Nomura International	Aug-22	EUR	USD	34,109	486	-	(879)	164	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	-	(2,150)	(1,560)	5,574	-
Goldman Sachs	Aug-22	PEN	USD	194,460	-	(2,662)	(228)	5,352	-
Goldman Sachs	Aug-22	BRL	USD	754,440	12,495	-	(7,430)	8,243	(284)
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	-	-
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	-	-
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	-	-
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,600)	-	-
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	-	-
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	-	-
Goldman Sachs	Jan-18	USD	PEN	13,800	-	-	22	-	-
Goldman Sachs	Jan-18	USD	COP	7,200	-	-	(80)	-	-
BBVA	Jan-18	USD	PEN	55,200	-	-	71	-	-
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	-	-
Morgan Stanley	Aug-22	USD	BRL	308,584	3,102	-	(3,064)	3,162	-
Morgan Stanley	Aug-22	USD	PEN	66,000	108	-	(86)	161	-
Goldman Sachs	Aug-22	USD	MXN	1,065,060	-	-	2,229	(2,229)	-
Goldman Sachs	Aug-22	USD	PEN	194,460	-	-	2,965	(2,965)	-
					16,191	(4,812)	(15,520)	17,462	(284)

Derivative financial instrument - asset					16,191
Derivative financial instrument - liability					(4,812)

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Lease liabilities

Leases are shown as follows in the balance sheet as at June 30, 2020 and in the income statement for second quarter of the year:

	December 31, 2019	Additions/ (Disposals)	Translation difference	June 30, 2020
Assets
Right-of-use assets	253,424	8,087	(67,321)	194,140
(-) Accumulated depreciation	(71,860)	(20,647)	22,730	(69,777)
Total	181,564	(10,560)	(44,641)	124,363

	December 31, 2019	Additions/ (Disposals)	Payments	Interest accrued	Interest payed	Translation difference	June 30, 2020
Liabilities
Current liabilities	52,027	1,716	(19,411)	7,605	(779)	2,537	43,695
Non-current liabilities	142,738	6,029	-	-	-	(57,785)	90,982
Total	194,765	7,745	(19,411)	7,605	(779)	(55,248)	134,677

12. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2019	06/30/2020
	(audited)	(unaudited)
Non-current
Provisions for liabilities	24,295	17,410
Provisions for taxes	9,394	13,996
Provisions for dismantling	9,599	7,007
Other provisions	5,038	1,302
Total non-current	48,326	39,715

Current
Provisions for liabilities	11,533	13,255
Provisions for taxes	2,002	1,381
Provisions for dismantling	314	512
Other provisions	4,922	7,447
Total current	18,771	22,595

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 38,823 thousand U.S. dollars and 26,902 thousand U.S. dollars as of December 31, 2019 and June 30, 2020, respectively. Also, the variation of the period was impacted by the Brazilian Reais and Argentinian Peso depreciations against the U.S. dollar.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 3,468 thousand U.S. dollars and 2,467 thousand U.S. dollars as of December 31, 2019 and June 30, 2020, respectively.

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The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

As of June 30, 2020, lawsuits outstanding in the courts were as follows:

Brazil

At June 30, 2020, Atento Brasil was involved in 9,527 labor-related disputes (9,408 labor as of December 31, 2019), being 9,405 of labor massive and 34 of outliers and others, filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as possible was 34.150 thousand U.S. dollars (62,514 thousand U.S. dollars on December 31, 2019), of which 20,946 thousand U.S. dollars Labor Massive-related, 1,018 thousand U.S. dollars Labor Outliers-related and 12,186 thousand U.S. dollars Special Labor cases related.

On June 30, 2020, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature classified as possible in the amount of 33 thousand U.S. dollars.

On June 30, 2020, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as possible in the amount of 372 thousand U.S. dollars.

As of June 30, 2020, Atento Brasil S.A. is party to 25 civil lawsuits ongoing for various reasons (5 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is 4,518 thousand U.S. dollars (2,365 thousand U.S. dollars on December 31, 2019).

As of June 30, 2020, the subsidiary RBrasil Soluções S.A. holds 100 civil lawsuits ongoing for various reasons classified as possible in the amount of 446 thousand U.S. dollars.

On June 30, 2020, the subsidiary Interfile holds 12 civil lawsuits ongoing for various reasons classified as possible in the amount of 206 thousand U.S. dollars.

As of June 30, 2020, Atento Brasil is party to 31 disputes ongoing with the tax authorities and social security authorities for various reasons relating to infraction proceedings filed (29 on December 31, 2019) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of these claims is 156,427 thousand U.S. dollars (36,508 thousand U.S. dollars on December 31, 2019).

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

The amount of the tax assessment from the Brazilian Federal Revenue Service, not including interest and penalties, was approximately 105,268 thousand U.S. dollars, and was assessed by the Company’s outside legal counsel as possible loss. We disagree with the proposed tax assessment and are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies. On September 26, 2018 the Federal Tax Office issued a decision accepting the application of the statute of limitation on the withholding tax discussion. We and the Public Attorney appealed to the Administrative Tribunal (CARF). On February 11, 2020 CARF issued a partially favorable decision, ruling in favor of Atento, recognizing the application of the statute of limitation on the withholding tax discussion and reducing the penalty imposed. Based on our interpretation of the relevant law and based on the advice of our legal and tax advisors, we believe the position we have taken is sustainable. Consequently, no provisions are recognized regarding these proceedings.

On June 30, 2020, the subsidiaries Interfile and Interservicer hold 24 disputes with the tax authorities and social security authorities ongoing for various reasons classified as possible in the amount of 442 thousand U.S. dollars.

Spain

At June 30, 2020, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions. According to the Company’s external lawyers, materialization of the risk event is possible for 1,264 thousand U.S dollars.

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Mexico

At June 30, 2020, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 22,588 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 14,480 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 8,107 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavorable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the contingency qualified as “possible”. In July 2019, Atento Argentina and OSECAC signed an agreement and closed this proceeding.

13. INCOME TAX

The breakdown of the Atento Group’s income tax expense is as follows:

	Thousands of U.S. dollars
	For the three months ended June 30,		For the six months ended June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Current tax expense	(7,031)	(3,878)	(10,676)	(8,829)
Deferred tax	5,578	6,957	12,042	12,235
DTA write-off (a)	4,554	-	(33,251)	-
Tax adjustments over previous years	-	(717)	-	(879)
Total income tax expense	3,101	2,362	(31,885)	2,527

For the three months ended June 30, 2020, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of loss of (20,699) thousand U.S. dollars and an income tax benefit of 2,362 thousand U.S. dollars compared to a loss before income tax in the amount of (9,724) thousand U.S. dollars and an income tax benefit of 3,101 thousand U.S. dollars for the three months ended June 30, 2019.

For the six months ended June 30, 2020, Atento Group’s interim condensed consolidated financial information presented a loss before income tax in the amount of (28,291) thousand U.S. dollars and an income tax benefit of 2,527 thousand U.S. dollars compared to a loss before income tax in the amount of 20,349 thousand U.S. dollars and an income tax expense of 31,885 thousand U.S. dollars for the six months ended June 30, 2019. Income tax expense for the six months ended June 30, 2019 contains a negative one-off tax impact of $37.8 million due to Spain tax audit assessment, signed in May 2019.

(a)	In the first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million affected our cash flow for the period ended June 30, 2019.

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IFRIC 23 Uncertainty over Income Tax Treatment

Atento reviewed the tax treatment under the terms of IFRIC 23 in all subsidiaries and as at the reporting date, the Group did not identify any material impact on the financial statements.

Atento implemented a process for periodically review the income tax treatments consistent under IFRIC 23 requirements across the Group.

14. LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended June 30,		For the six months ended June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Result attributable to equity owners of the Company
Atento’s loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(6,872)	(18,337)	(52,847)	(25,764)
Weigthed average number of ordinary shares(*)	14,751,632	14,127,527	14,765,796	14,143,382
Basic loss per share (in U.S. dollars)	(0.47)	(1.30)	(3.58)	(1.82)

(*) As a consequence of the reverse share split occurred in July 28, 2020 as described in Note 17c, weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The losses in the periods presented are anti-dilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2019	2020	2019	2020
	(unaudited)		(unaudited)
Result attributable to equity owners of the Company
Atento’s loss attributable to equity owners of the parent (in thousands of U.S. dollars)	(6,872)	(18,337)	(52,847)	(25,764)
Adjusted weighted average number of ordinary shares (*)	14,751,632	14,127,527	14,765,796	14,143,382
Diluted loss per share (in U.S. dollars) (1)	(0.47)	(1.30)	(3.58)	(1.82)

(*) As a consequence of the reverse share split occurred in July 28, 2020 as described in Note 17c, adjusted weighted average number of ordinary shares was calculated by applying the ratio of conversion of 5.027090466672970 into the previous weighted average number of ordinary shares outstanding.

(1) For the three and six months ended June 30, 2019 and 2020, potential ordinary shares of 434,596 and 334,731, respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share as the losses in the period are anti-dilutive.

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15. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim condensed consolidated financial information were prepared are John Madden, Roberto Rittes, Thomas Iannotti, David Garner, Antenor Camargo, Oliver Feix, Antonio Viana-Baptista and Carlos López-Abadía.

At June 30, 2020, some members of Board of Directors have the right to the stock-based compensation as described in Note 9.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the three months ended June 30, 2019 and 2020:

	For the six months ended June 30,
	2019	2020
	(unaudited)
Total remuneration paid to key management personnel	2,901	2,583

16. OTHER INFORMATION

a.       Guarantees

As of June 30, 2020, the Atento Group has guarantees to third parties amounting to 323,105 thousand U.S. dollars (350,062 thousand U.S. dollars at December 31, 2019).

17. SUBSEQUENT EVENTS

a) Tax assessment imposed on July 2020 related to Goodwill tax amortization and financial expenses deducted in Atento Brazil

In March 2018, Atento Brasil S.A. an indirect subsidiary of Atento S.A. received a tax notice from the Brazilian Federal Revenue Service, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) for the period from 2012 to 2015, due to the disallowance of the expenses on tax amortization of goodwill and deductibility of certain financing costs originated of the acquisition of Atento Brasil S.A. by Bain Capital in 2012, and the withholding taxes on payments made to certain of our former shareholders.

Immediately after, the Brazilian tax administration started a procedure to audit the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of Atento Brasil S.A. for the period from 2016 to 2017. This tax audit concluded on July 10, 2020 with the notification of a tax assessment that rejects the deductibility of the above-mentioned financing expenses and the deductibility of the tax amortization of goodwill.

The tax assessment notified by the Brazilian Federal Revenue Service was approximately 59,955 thousand U.S. dollars, including penalties and interest. Company´s external legal advisors considered 45,704 thousand U.S. dollars as possible loss while the remaining 14,244 thousand U.S. dollars was assessment as remote loss. We disagree with the proposed tax assessment and are defending our position, which we believe is meritorious, through applicable administrative and, if necessary, judicial remedies.

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b) Bank borrowings

On July 13, 2020, Atento Brasil S.A. made a partial principal amortization in the amount of 60,000 thousand Brazilian Reais to the loan with Banco Santander maturing on April 6, 2021. All terms and conditions of the original loan remain unchanged.

c) Reverse share split

On July 28, 2020, the Company’s shareholders approved the conversion of 75,406,357 ordinary shares without nominal value, representing the current entire share capital of the Company, into 15,000,000 ordinary shares without nominal value using a ratio of conversion of 5.027090466672970. The reverse share split is expected to be effective after trading hours on July 29, 2020. The Company’s ordinary shares will begin trading on a split-adjusted basis on the New York Stock Exchange (the “NYSE”) at the open of trading on July 30, 2020.

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PART I - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 12 to the unaudited interim condensed consolidated financial information.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Report on Form 20-F, for the year ended December 31, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: August 5, 2020.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ José Antonio de Sousa Azevedo Name: José Antonio de Sousa Azevedo Title: Chief Financial Officer

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